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Alex's Awesome Sourdough

San Anselmo, CA 94960
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $150,000 invested.
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THE PITCH
Alex's Awesome Sourdough is seeking investment to fund the expansion from 3,500 to 7,000 grocery loca
that is made with naturally fermented sourdough and topped with the best organic ingredients.
Generating RevenueExpanding Location
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This is a preview. It will become public when you start accepting investment.
OUR STORY

When Alex developed an autoimmune condition in 2016, he turned to nutrition in hopes to heal. After mon
modern bread, high in gluten and industrial ingredients, aggravated his symptoms. When his doctor recom
he gave it a shot.

Amazingly, Alex felt a difference in the way he digested the bread. Sourdough, which is fermented with wil
that increases the bioavailable nutrients in the dough, lower its glycemic index and makes it easier to diges
When his autoimmune symptoms subsided in 2017, he felt compelled to create a natural foods brand high
qualities of sourdough.
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WHY SOURDOUGH?

Sourdough is naturally fermented, has more nutrients, and is easier to digest.

Naturally Fermented: Sourdough is a healthy traditional food similar to yogurt or kombucha. With origins d
sourdough is a fermentation process using wild "gut-friendly" cultures instead of modern commercial yea
More Nutrients: As a result of sourdough's slight acidity due to fermentation (which makes it delicious!), v
dough are more available for your health!
Easier to Digest: Sourdough fermentations have shown to decrease the glycemic index of dough and lowe
Therefore, many individuals with minor gluten sensitivities feel awesome eating sourdough!
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$3,000,000
YTD Revenue
$-1,000,000
YTD Operating Profit
230%
Est. YoY Revenue Growth
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Adding Retail customers $211,500
Mainvest Compensation $13,500
Total $225,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $3,100,000 $7,500,000 $13,400,000 $20,410,000 $30,760,000
Cost of Goods Sold $1,900,000 $3,800,000 $6,654,000 $10,053,000 $14,706,000
Gross Profit $1,200,000 $3,700,000 $6,746,000 $10,357,000 $16,054,000

EXPENSES

Salaries $401,000 $770,000 $1,140,000 $1,400,000 $1,550,000
Insurance $12,000 $18,000 $28,000 $30,000 $32,000
Legal & Professional Fees $12,000 $14,000 $18,000 $22,000 $24,000
Marketing and Social $490,000 $625,000 $800,000 $850,000 $900,000
Sales $1,225,000 $2,446,000 $3,700,000 $5,100,000 $7,800,000

Early Investor Bonus

Investment multiple for the first $150,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 1%-1.1%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2027

Financial Condition

Historical milestones

Alex's Awesome Sourdough has been operating since May 2018 and has since achieved the following reve

Secured its first location in September 2018 and generated 2018 revenue of $15,000

Expanded distribution to 45 stores by the end of 2019 and generated revenue of $109,000

At the end of 2019, the company signed an agreement with Presence Marketing, one of the leading natura
company on a national basis

In 2020, the company expanded distribution to over 1,300 locations and generated revenue of $1,040,000

The company has increased its distribution to 3,500 stores and is on a pace to generate revenue of $3,00

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

Alex's Awesome Sourdough has taken in equity investment to date of approximately $2.8 million and has p
million in order to reach cash flow breakeven.

The company also has a line of credit with Gourmet Growth based upon the value of the purchase orders a

The proceeds from Mainvest will help the company develop new products and reduce the amount of equit
breakeven

Profitability

Alex's Awesome Sourdough is not profitable. In order to reach cash flow breakeven, the company must inc
current 3,600 to approximately 6,400. The company hopes to achieve this milestone by the end of 2022 o

Limited Services

Alex's Awesome Sourdough offers a limited product line to its distributors and customers making it vulnera
preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new
Awesome Sourdough competes with many other businesses, both large and small, on the basis of quality,
Changes in customer preference away from Alex's Awesome Sourdough's core business or the inability to
other competitors could negatively affect Alex's Awesome Sourdough's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Alex's Awesome Sourdough's management or
decisions regarding Alex's Awesome Sourdough. Furthermore, if the founders or other key personnel of Al
leave Alex's Awesome Sourdough or become unable to work, Alex's Awesome Sourdough (and your invest

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of st
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in
Alex's Awesome Sourdough and the key persons will have no control. Changes in assumptions or their und
the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly fror
Consequently, there can be no assurance that the actual operating results will correspond to the forecasts
Awesome Sourdough is a newly established entity and therefore has no operating history from which forec

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the
hold your investment for its full term.

The Company Might Need More Capital

Title III does not require us to provide you with all the information that would be required in some other kin public offering of shares (for example, publicly-traded firms must generally provide investors with quarter have been audited by an independent accounting firm). Although Title III does require extensive informatic different decision if you had more information.

Lack of Ongoing Information

Alex's Awesome Sourdough will be required to provide some information to investors for at least 12 month information is far more limited than the information that would be required of a publicly-reporting compan allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Alex's Awesome Sourdough will carry some insurance, Alex's Awesome Sourdough may not carr all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to in cost. Therefore, Alex's Awesome Sourdough could incur an uninsured loss that could damage its business

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, cons antitrust laws, and health care laws, could negatively affect Alex's Awesome Sourdough's financial perforn Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Alex's Awesome Sourdough's management will coincide: Sourdough to be as successful as possible. However, your interests might be in conflict in other important Alex's Awesome Sourdough to act conservative to make sure they are best equipped to repay the Note ob Sourdough might prefer to spend aggressively to invest in the business. You would like to keep the compe managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Alex's Awesome Sourdough needs more capital in the future and takes on additional debt or other sourc might have rights superior to yours. For example, they might have the right to be paid before you are, to re greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchar

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc to have an audit committee made up entirely of independent members of the board of directors (i.e., direc

Subordination

The Notes shall be subordinated to all indebtedness of Alex's Awesome Sourdough to banks, commercial financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for examp representative will be appointed according to the procedures set forth in the Note Indenture. It's possible or that the representative will do things you believe are wrong or misguided. If an event of default has occ appointed, all of the representative's reasonable expenses must be paid before any further payments are

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company’s ability to generate revenue and/or continue due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

This information is provided by Alex's Awesome Sourdough. Mainvest never predicts or projects performa this information. For additional information, review the official Form C filing with the Securities and Exchan
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Alex's Awesome Sourdough isn't accepting investments right now, but is trying to get a sense of how they not need to provide any money, and we won't be accepting money or selling securities, until all of its forms obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering so choose.

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